SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the December 2003


                                  Filtronic PLC
                 (Translation of registrant's name into English)

        The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                           Filtronic plc: US Disposal

 Agreement to sell certain assets of Filtronic Solid State Business to Teledyne
                            Wireless, Inc. for US$12m


Filtronic plc ("Filtronic"), a leading designer and manufacturer of customised microwave electronic subsystems for the wireless telecommunications and defence industries, announces that it has entered into an agreement to sell certain assets of its Filtronic Solid State ("Solid State") business, in Santa Clara, California, to Teledyne Wireless, Inc., a wholly-owned subsidiary of Teledyne Technologies Incorporated ("Teledyne" - NYSE: TDY) for approximately US$12m. The transaction is expected to close on or about December 31, 2003 and is subject to customary closing conditions.

The proceeds of the disposal, which is of the electronic warfare part of Solid State's business, will be used by Filtronic to accelerate repayment of its senior notes, of which US$74m is currently outstanding. Filtronic has now bought and cancelled a total of US$96m of its 10% Senior Notes due 1 December 2005 since 4 February 2002. Profit before taxation attributable to the Solid State electronic warfare business for the year ended May 31 2003, was $1.4 million on sales of $12.5m. The value of the net assets to be disposed of is approximately $3.0 million.

Commenting, Professor J David Rhodes CBE FRS FREng, Executive Chairman of Filtronic plc, said: "We are pleased that the Solid State electronic warfare business will have such a strong new owner in Teledyne. The complementary skills and business opportunities arising through Teledyne should provide excellent growth for the Solid State business and employees. In the future, Filtronic looks forward to building upon the strong relationships formed with Teledyne through this transaction."

Solid State designs and manufactures customised microwave subassemblies for electronic warfare, radar and other military applications. Following the acquisition by Teledyne Wireless, the business will be relocated from Santa Clara, California and consolidated with existing Teledyne operations in Mountain View, California.

Following the transaction, Filtronic will retain its Solid State compound semiconductor business in California and employ 19 people there.

Teledyne is a leading provider of sophisticated electronic components, instruments and communication products, systems engineering solutions, aerospace engines and components and on-site gas and power generation systems. It has operations in the United States, the United Kingdom and Mexico.

Said Robert Mehrabian, Chairman, President and Chief Executive Officer of Teledyne Technologies: "Solid State is highly complementary to our Teledyne Wireless and Teledyne Microwave Electronic Component units. Solid State's precision YIG-based oscillators, filters and amplifiers serve the same customers as our traveling wave tubes, voltage controlled oscillators and other products, and are used on many of the same military programs."

He added: "We expect to obtain significant synergies through the consolidation of Solid State with our current military microwave subassembly operations in Mountain View, California. Solid State's strong and experienced management team will assist us in our strategy to develop a broader line of specialised, high-performance microwave products for military radar, electronic warfare, missile and communication applications."


ENDS


For further information, please contact:


Filtronic plc                    Binns & Co PR Ltd
Professor David Rhodes           Peter Binns
John Samuel                      Paul McManus
Christopher Schofield

Tel: 01274 221 000               Tel: 020 7786 9600


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Filtronic PLC
                                            (Registrant)


                                            By: Maura Moynihan
                                            General Counsel



Date 17 December 2003